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October 14, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 18, 2014
File No. 333-198817

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 7, 2014, relating to the Company’s registration statement on Form F-1 publicly filed with the Staff on September 18, 2014 (the “September 18 Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised registration statement on Form F-1 (the “Revised Registration Statement”), showing changes from the September 18 Registration Statement.

The Company has responded to the Staff’s comments by revising the September 18 Registration Statement, providing an explanation if the Company has not so revised the September 18 Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

The Company respectfully advises the Staff that it intends to bulk print its preliminary prospectuses and begin its road show either late this week or early next week.

Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

1.              Please separately present disclosures related to the disposition of your 30% equity interest in ChaoriSky Solar and the acquisition of five IPP solar parks in Greece previously controlled by ChaoriSky Solar.

The Company respectfully advises the Staff that the disposition of the 30% equity interest in ChaoriSky Solar has been separately disclosed in Note 24 on page F-54 and the acquisition of the five IPP solar parks in Greece has been disclosed in Note 32 on page F-64. As disclosed, the disposition of the 30% equity interest was not separately negotiated; rather, it was contemplated along with the acquisition of the five IPP solar parks for the purposes of settling US$64.6 million in accounts receivable owed to the Company.  At the date of disposal, the Company’s carrying value for the 30% equity interest was zero and no gain was recorded by the Company on the disposal.

2.              In regard to your acquisition of five IPP solar parks in Greece previously controlled by ChaoriSky Solar, please address the following:

•                                          Disclose and explain to us how you determined the consideration transferred in accordance with IFRS 3.37 and 38, including how you considered the accounts receivable that were settled as a result of the acquisition.

The Company notes that IFRS 3, paragraph 37 states, in part as follows:

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

The Company respectfully advises the Staff that the net effect of the series of transactions, pursuant to which the Company acquired the 5 IPP solar parks, was to transfer the following consideration to the former owners:

(1)         accounts receivable of US$64.6 million, and

(2)         the liabilities incurred by the acquirer to former owners of the acquiree of US$0.6 million, and

(3)         transfer of the 30% equity interest for nil.

The total acquisition date fair value of the consideration transferred, represented by (1) + (2) + (3), equaled US$65.2 million.  The Company determined that the acquisition date fair value of the accounts receivable approximated their fair value, and as such, no remeasurement of these assets pursuant to the guidance in IFRS 3, paragraph 38 was required.  The determination as to the fair value of the receivables was based on the status of negotiations with Chaori and an analysis of the value of the assets held by ChaoriSky Solar (see further discussion below).

•                                          Disclose and explain to us how you determined whether the acquisition resulted in goodwill or a bargain purchase in accordance with IFRS 3.32 — 36.

The Company respectfully advises the Staff that the intent of the transactions was to settle the accounts receivable of US$64.6 million in exchange for IPP solar parks with a commensurate value.

The Company began negotiating this settlement with Chaori in May 2013. As part of the negotiation process, ChaoriSky Solar engaged a third-party valuer to perform a valuation of all thirteen solar parks owned by ChaoriSky Solar as of May 31, 2013.  An income approach (i.e. discounted cash flow model) was used to value each of the IPP solar parks. The valuation was completed in September 2013. Based on the results of the valuation, a settlement plan was proposed to choose five solar parks in Greece with an estimated fair value substantially similar to the amount owed as consideration for the settlement. The proposal was approved by the board of directors of both parties in October 2013, and approved by the Chaori’s shareholder meeting in November 2013.  The deal was subsequently closed in the same month.

The Company is of the view that (1) the valuation of the solar parks represented management’s best estimate of fair value after taking into consideration all information readily available at the acquisition date, and (2) the combined value of the 5 IPP solar parks represented a value commensurate with the balance of the accounts receivable.  Accordingly, when the transaction was completed in November 2013, the Company concluded that the fair value of the net assets acquired approximated the fair value of the consideration transferred, and as such, no goodwill was generated on the acquisition and no bargain purchase, as defined by IFRS 3, paragraph 34 was deemed to have occurred in this transactions.

•                                          Disclose and explain to us how you considered any pre-existing relationships in accordance with IFRS 3.B51 — B53.

The Company respectfully advises the Staff that in accounting for this transaction, an evaluation of the guidance in IFRS 3 paragraphs 51-53 (as well as paragraphs B51 — B53) was undertaken.  Specifically, the Company notes that IFRS 3 Paragraph 51 states, in part, as follows:

The acquirer and the acquiree may have a pre-existing relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, i.e. amounts that are not part of the exchange for the acquiree. [Emphasis added]

As of the date of the acquisition, the Company held a 30% equity interest in ChaoriSky Solar and had outstanding receivables from ChaoriSky Solar totaling US$64.6 million.  The substance of the transaction was such that all of these assets were exchanged in the business combination, and an additional amount payable to the former owner of US$0.6 million was incurred.  The Company confirms that there were no other relationships, such as litigation, or other contractual arrangements outstanding, or entered into during the negotiations for the acquisition of the 5 IPP solar parks that should be accounted for separately in accordance with the guidance in IFRS 3, paragraphs 51-53.

•                                         Provide all the disclosures required by IFRS 3.B64, including the acquisition-date fair value of the total consideration transferred.

In response to the Staff’s comment, the Company has revised the disclosure in Note 32 on page F-64.

In November 2013, the Group entered into a series of interrelated agreements with Chaori HK and ChaoriSky Solar ~~to settle the balances between the Group and ChaoriSky Solar and its subsidiaries.  In accordance with terms of the agreements, the Group transferred all the shares constituting its 30% equity interest in ChaoriSky Solar to Chaori HK on November 13, 2013 and acquired the entire equity interests of certain entities holding 5 IPP solar parks in Greece previously controlled by ChaoriSky Solar for a consideration of approximately US$12.4 million (equivalent to EURO9.0 million) on November 18, 2013. As a result, these entities became 100% owned subsidiaries of the Group. The main purpose of these transactions was~~ to settle the net balances of US$64.6 million ~~the Group~~ due from ChaoriSky Solar and its subsidiaries in return for the equity interests of the subsidiaries of

ChaoriSky Solar holding certain IPP solar parks, in which the Group effectively held 30% before the transaction and the elimination of its ownership interest in ChaoriSky Solar.  To effect the net settlement, Chaori, ChaoriSky Solar and the Group executed the following transaction in the following sequence:

i) The Group transferred the 30% equity interest in ChaoriSky Solar to Chaori on November 13, 2013.  No gain or loss was recognized on the transfer;

ii) The Group acquired the equity interests in the legal entities holding the 5 IPP solar plants on November 18, 2013 from ChaoriSky Solar for consideration comprised of US$18.8 million payable to ChaoriSky Solar by the Group and the assumption of the entities’ liabilities, including US$27.7 million payable to the Group and US$25.0 million debt payable to ChaoriSky Solar; and

iii) On November 18, 2013, immediately following the transfers in step ii) the amounts payable, including the US$18.8 million payable to ChaoriSky Solar by the Group, the US$27.7 million originally payable to the Group by the acquired entities and the US$25.0 million debt payable to ChaoriSky Solar were assigned to one legal entity of the Group and then net settled against the accounts receivable held by the Group of US$64.6 million, including an amount associated with the transfer of the 30% equity interest referenced in step i), resulting in a net payable to ChaoriSky Solar of US$0.6 million.

The transaction is recognized as a business combination.  The fair value of the total consideration transferred at the date of acquisition was US$65.2 million, which consisted of accounts receivable of US$64.6 million settled and net payable of US$0.6 million incurred by the Group to ChaoriSky Solar.  The assets acquired and the associated liabilities assumed are as follows:

	US$
Current assets
Cash and cash equivalents	22,936
Trade and other receivables	8,315,842
Amount due from the Group	14,347

Non-current assets
IPP solar parks	58,795,945
Deferred tax assets	1,099,434

Current liabilities
Trade and other payables	(1,246,247)
~~Amounts due to the Group~~	~~(27,733,151~~	~~)~~
~~Amount due to ChaoriSky Solar~~	~~(25,030,833~~	~~)~~
Tax payable	(1,810,647)
Net assets acquired	~~12,427,626~~
	65,191,610

Net cash outflow arising on acquisition
Cash and cash equivalent acquired	22,936

3.              We note from your response to comment 4 in our letter dated September 9, 2014, that you reduced the numerator of the investment test by $25.0 million for the “Exclusion of pre-acquisition debt assumed,” pursuant to section 2015.6 of the Financial Reporting Manual. Please note that Section 2015.6 applies only to business combinations consummated prior to the revision of IFRS in 2008. Instead you should look to the guidance in Section 2015.5, which stipulates that the numerator would represent consideration transferred adjusted to exclude the carrying value of assets transferred by the acquirer to the acquired business that will remain with the combined entity after the business combination. Please provide us with your revised calculation of significance of the acquired IPP solar parks business under the investment test.

In response to the Staff’s comment, the Company has revised the investment test as follows:

	US$
Purchase consideration	65,191,610
Less: Amount due from the entities	14,347
Cost for investment test	65,177,263	A

Total assets of the Group as of 12/31/2012	290,861,888
Less: amounts due from the IPP Solar Parks acquired	15,880,902
Adjusted total assets of the Group	274,980,986	B

Significant test result	24%	A/B

As the investment test indicates 20-40% significance, the Company will include the following financial statements in the Revised Registration Statement in accordance with Rule S-X 3-05 and Rule S-X11-01:

(1)         Audited combined financial statements of the acquired businesses as of and for the year ended December 31, 2012;

(2)         Unaudited combined interim financial statements of the acquired businesses as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012; and

(3)         Unaudited pro forma income statement for the year ended December 31, 2013 assuming the acquisition was completed on January 1, 2013, in accordance with Rule S-X 11-01.

*         *         *         *

If it would facilitate your review of the Revised Registration Statement, we would be pleased to provide an electronic copy of the Revised Registration Statement in PDF format.

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao

Shuang Zhao

Enclosures

cc:	Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP
Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP